UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   May 5, 2011

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin   53718
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   (608) 458-3311

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On May 5, 2011, Alliant Energy Corporation (the "Alliant Energy") issued a press release announcing its earnings for the first quarter ended March 31, 2011. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Alliant Energy included in the press release 2011 first quarter income from continuing operations and earnings per share from continuing operations excluding an impairment charge. Alliant Energy included in the press release 2010 first quarter income from continuing operations and earnings per share from continuing operations excluding charges for health care legislation impacts. Alliant Energy believes these non-GAAP financial measures (financial measures not prepared in accordance with accounting principles generally accepted in the United States of America) are useful to investors because they provide an alternate measure to better understand and compare across periods the operating performance of Alliant Energy without the distortion of items that are not normally associated with ongoing operations, and to provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses non-GAAP financial measures to determine incentive compensation.

In addition, Alliant Energy included in the press release 2011 and 2010 first quarter Interstate Power and Light Company, Wisconsin Power and Light Company, utility, and non-regulated and parent earnings per share from continuing operations. Alliant Energy believes these non-GAAP financial measures are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated May 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: May 5, 2011   By: /s/ Robert J. Durian
                                                                  Robert J. Durian
                                                                  Controller and Chief Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated May 5, 2011

Exhibit Number

(99.1)   Alliant Energy Corporation press release dated May 5, 2011.

Alliant Energy Corporation
Corporate Headquarters
4902 North Biltmore Lane
Suite 1000
Madison, WI 53718-2148
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE

Media Contact: Scott Reigstad (608) 458-3145
Investor Relations: Susan Gille (608) 458-3956

ALLIANT ENERGY ANNOUNCES FIRST QUARTER 2011 RESULTS
REVISES 2011 GUIDANCE

MADISON, Wis. – May 5, 2011 – Alliant Energy Corporation (NYSE: LNT) today announced first quarter U.S. generally accepted accounting principles (GAAP) and non-GAAP consolidated earnings from continuing operations as follows:

	First Quarter	
	2011	2010
Adjusted (non-GAAP) Operating Results from Continuing Operations:		
Net Income ($ millions)	**$75.3**	$50.5
Earnings per share (EPS)	**$0.68**	$0.45
GAAP Earnings from Continuing Operations:		
Net Income ($ millions)	**$72.2**	$43.4
EPS	**$0.65**	$0.39

Alliant Energy's 2011 first quarter non-GAAP EPS were $0.68 per share, which was $0.23 per share higher than non-GAAP EPS from continuing operations for first quarter 2010. Earnings for Alliant Energy's utility business when compared to the first quarter of 2010 were impacted by higher revenues due to implementation of new retail base rates, improved recovery of WPL retail fuel expense, lower capacity payments due to a scheduled nuclear outage, higher production tax credits due to lower than anticipated MISO curtailments, and higher electric and gas sales due to cooler weather in the first quarter of 2011. These positive EPS drivers were partially offset by higher electric transmission service expenses, higher depreciation and operating expenses for the Bent Tree wind project and a formula rate settlement agreement with WPL wholesale customers in the first quarter of 2010.

"I am pleased with the solid financial results produced in the first quarter of 2011," said Bill Harvey, Alliant Energy Chairman and CEO. "Our focus for the remainder of 2011 includes continued cost controls to enable our utilities to earn their authorized returns; work with various stakeholders in Iowa, Wisconsin, and Minnesota to achieve approval of various applications associated with our strategic plan; and continued review of federal and state environmental regulations and the impact those regulations are expected to have on the future profile of our generating fleet."

Non-GAAP adjustments, which relate to material charges that are not normally associated with ongoing operations, are provided as a supplement to results reported in accordance with GAAP. Adjusted, or non-GAAP, operating results for the first quarter of 2011 and 2010 do not include the following items (after tax) that were included in reported GAAP earnings:

	Q1 non-GAAP Earnings Adjustments (in millions)		Q1 non-GAAP EPS Adjustments	
	2011	2010	**2011**	2010
Impairment of wind site in Wisconsin	**($3.1)**	$--	**($0.03)**	$--
Federal health care legislation impacts	**--**	(7.1)	**--**	(0.06)
	($3.1)	($7.1)	**($0.03)**	($0.06)

Details regarding first quarter GAAP income from continuing operations and variances for Alliant Energy's Utility operations are as follows:

	Q1 GAAP EPS	
	2011	2010
Utilities	**$0.59**	$0.38
Non-regulated and Parent	**0.06**	0.01
Income from continuing operations	**$0.65**	$0.39

	Q1 2011	Q1 2010	Variance
Utility operations:			
Non-fuel electric retail rate increases, net of reserves	$0.20	$0.02	$0.18
Higher electric transmission service expenses	(0.40)	(0.34)	(0.06)
Impacts of federal health care legislation enacted in Q1 2010	--	(0.06)	0.06
Retail fuel-related impacts at WPL	(0.02)	(0.05)	0.03
Impairment of WPL's wind site in Wisconsin	(0.03)	--	(0.03)
Depreciation and operating expenses from WPL's Bent Tree wind project	(0.03)	--	(0.03)
Lower capacity charges at WPL for Kewaunee Nuclear Power Plant purchased power agreement (PPA)	(0.07)	(0.10)	0.03
Weather impact on electric and gas sales	0.04	0.02	0.02
Impact of wholesale customer settlement at WPL	--	0.02	(0.02)
Production tax credits from WPL's Bent Tree wind project	0.02	--	0.02
Other			0.01
Total utility operations			**$0.21**

The following comments further explain selected drivers of earnings performance during the first quarter of 2011 versus 2010:

Electric retail rate increases: On February 2011, Interstate Power and Light Company (IPL) received an order from the Iowa Utilities Board authorizing a final annual retail electric rate increase of $114 million as part of its retail electric rate case in Iowa filed on March 10, 2010. The $114 million annualized rate increase is recovering higher electric transmission service expenses, and a return on the investment and recovery of expenses for the Whispering Willow - East wind project and Lansing Unit 4 environmental controls project, as well as other infrastructure investments. On March 20, 2010, IPL implemented a $119 million annualized interim rate increase as part of this retail electric rate case.

On January 1, 2011, WPL implemented new retail electric rates as a result of its rate case filed in April 2010. The $8 million annualized rate increase includes a $38 million increase in the non-fuel component of rates largely related to return on the investment and recovery of expenses for the Bent Tree wind project, partially offset by a $30 million decrease in the fuel component of rates.

Higher electric transmission service expenses: In January 2011, the IUB approved IPL's proposal to implement a transmission cost recovery rider for electric transmission service expenses. Effective February 25, 2011, electric transmission service expenses were removed from base rates and billed to IPL's Iowa electric retail customers through the transmission cost rider.

Retail fuel-related impacts at WPL: On January 1, 2011, new Wisconsin fuel rules became effective, which authorize WPL to defer incremental under- or over-collection of fuel-related costs from electric retail customers that are outside a range of plus or minus 2% of forecasted fuel-related costs used to set rates. During the first quarter of 2011, WPL's fuel-related costs exceeded the amounts recovered in retail electric rates by $0.02 per share. Under the new Wisconsin fuel rules, WPL's exposure to under-collection of fuel-related costs is limited to approximately $0.03 per share for all of 2011 provided WPL's earned return on equity (ROE) does not exceed its authorized ROE. During the first quarter of 2010, actual fuel-related costs exceeded amounts recovered in retail electric rates by $0.05 per share.

Impairment of wind site in Wisconsin: In 2009, WPL purchased development rights to an approximately 100 megawatt (MW) wind site in Green Lake and Fond du Lac counties in Wisconsin. Due to events in the first quarter of 2011 resulting in uncertainty regarding the wind siting requirements in Wisconsin and increased risks with permitting this wind site, WPL determined it would be difficult to effectively use the site for wind development. As a result, WPL recognized an impairment in the first quarter of 2011 of $5 million for the entire capitalized costs incurred for this site.

2011 Earnings Guidance

Alliant Energy is revising its 2011 earnings guidance, which excludes an impairment charge associated with the wind site in Wisconsin discussed throughout this release. The revision is largely due to the weather impacts on electric and gas sales in the first quarter of 2011.

	Current	**Previous**
Utility	$2.65 – $2.80	$2.60 – $2.80
Non-regulated and Parent	0.10 – 0.20	0.10 – 0.20
Alliant Energy	**$2.75 – $3.00**	**$2.70 – $3.00**

The 2011 earnings guidance does not include the impacts of any non-cash valuation adjustments, regulatory-related charges or credits, reorganization or restructuring charges, changes in laws or regulations, adjustments made to deferred tax asset valuation allowances, pending lawsuits and disputes, federal and state income tax audits and other Internal Revenue Service proceedings or changes in accounting principles that may impact the reported results of Alliant Energy.

Drivers for Alliant Energy's 2011 earnings guidance include, but are not limited to:
- Stable economy and resulting implications on utility sales
- Normal weather and operating conditions in its utility service territories
- Ability of IPL and WPL to earn their authorized rate of return
- Continuing cost controls and operational efficiencies
- Execution of IPL's and WPL's capital expenditure plans

Earnings Conference Call

A conference call to review the first quarter of 2011 results is scheduled for Thursday, May 5th at 9:00 a.m. central daylight time. Alliant Energy Chairman and Chief Executive Officer Bill Harvey, President and Chief Operating Officer Patricia Kampling and Chief Financial Officer Tom Hanson will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and the conference call, Alliant Energy posted supplemental materials on its website. A replay of the call will be available through May 12, 2011, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC, the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 413,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect," "anticipate," "plan," or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Actual results could be materially affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy, tax, financial and health care legislation, and of regulatory agency orders;

- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, fuel costs, transmission costs, deferred expenditures, capital expenditures, and remaining costs related to generating units that may be permanently closed, the earning of reasonable rates of return, and the payments to their parent of expected levels of dividends;

- the ability to continue cost controls and operational efficiencies;

- the impact of IPL's retail electric base rate freeze in Iowa through 2013;

- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins and ability to collect unpaid bills;

- IPL's potential rate refunds to customers resulting from final rates set by the Minnesota Public Utilities Commission that are less than the interim rate increases IPL is currently collecting from its Minnesota retail customers;

- developments that adversely impact IPL's and WPL's ability to implement their strategic plans including unanticipated issues in connection with construction and operation or regulatory approval of a new wind generating facility to utilize the remaining 100 MW of Vestas-American Wind Technology, Inc. wind turbine generator sets without taking an impairment, new emission control equipment for various coal-fired generating facilities, WPL's potential purchase of the Riverside Energy Center, and the potential decommissioning of certain generating facilities;

- weather effects on results of operations;

- successful resolution of the pending challenge by interveners of the approval by the Public Service Commission of Wisconsin of WPL's Bent Tree - Phase I wind project;

- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;

- the impact that fuel and fuel-related prices may have on IPL's and WPL's customers' demand for utility services;

- the ability to defend against environmental claims brought by state and federal agencies, such as the U.S. Environmental Protection Agency, or third parties, such as the Sierra Club;

- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations;

- potential impacts of changing regulations on the ability to utilize already-purchased emission allowances and forward contracts to purchase additional emission allowances;

- the ability to recover through rates all environmental compliance costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;

- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions, including those that contain proposed regulations (including cap-and-trade) of greenhouse gas emissions;

- continued access to the capital markets on competitive terms and rates;

- inflation and interest rates;

- financial impacts of risk hedging strategies, including the impact of weather hedges or the absence of weather hedges on earnings;

- changes to the creditworthiness of counterparties which Alliant Energy, IPL and WPL have contractual arrangements including participants in the energy markets and fuel suppliers and transporters;

- sales and project execution for RMT, Inc., the level of growth in the wind and solar development market and the impact of the American Recovery and Reinvestment Act of 2009 and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, and future legislation;

- issues related to electric transmission, including operating in Regional Transmission Organization energy and ancillary services markets, the impacts of potential future billing adjustments and cost allocation changes from RTOs and recovery of costs incurred;

- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;

- Alliant Energy's ability to successfully pursue appropriate appeals with respect to, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;

- Alliant Energy's ability to successfully resolve with the Internal Revenue Service issues related to Alliant Energy's Cash Balance Pension Plan;

- current or future litigation, regulatory investigations, proceedings or inquiries;

- Alliant Energy's ability to sustain its dividend payout ratio goal;

- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;

- impacts that storms or natural disasters in IPL's and WPL's service territories may have on their operations and recovery of and rate relief for costs associated with restoration activities;

- access to technological developments;

- any material post-closing adjustments related to any past asset divestitures;

- increased retirement and benefit plan costs;

- the impact of necessary accruals for the terms of incentive compensation plans;

- the effect of accounting pronouncements issued periodically by standard-setting bodies;

- the ability to utilize tax credits and net operating losses generated to date, and those that may be generated in the future, before they expire;

- the ability to successfully complete tax audits and appeals with no material impact on earnings and cash flows;

- the direct or indirect effects resulting from terrorist incidents or responses to such incidents; and

- factors listed in the "2011 Earnings Guidance" section of this press release.

Without limitation, the expectations with respect to 2011 Earnings Guidance in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

ALLIANT ENERGY CORPORATION
FIRST QUARTER 2011 EARNINGS SUMMARY

A summary of Alliant Energy's first quarter 2011 results compared to first quarter 2010 results is as follows:

EPS:	**Q1 GAAP EPS**		Non-GAAP Adjustments		**Q1 Non-GAAP EPS**	
	2011	2010	**2011**	2010	**2011**	2010
IPL	**$0.20**	$0.05	**$--**	$0.03	**$0.20**	$0.08
WPL	**0.39**	0.33	**0.03**	0.03	**0.42**	0.36
Subtotal for Utilities	**0.59**	0.38	**0.03**	0.06	**0.62**	0.44
Non-regulated and Parent	**0.06**	0.01	**--**	--	**0.06**	0.01
EPS from continuing operations	**0.65**	0.39	**0.03**	0.06	**0.68**	0.45
EPS from discontinued operations	**0.01**	--	**--**	--	**0.01**	--
	$0.66	$0.39	**$0.03**	$0.06	**$0.69**	$0.45

Earnings (in millions):	**Q1 GAAP Earnings**		Non-GAAP adjustments		**Q1 Non-GAAP Earnings**	
	2011	2010	**2011**	2010	**2011**	2010
IPL	**$21.7**	$5.8	**$--**	$3.7	**$21.7**	$9.5
WPL	**43.6**	36.2	**3.1**	3.1	**46.7**	39.3
Subtotal for Utilities	**65.3**	42.0	**3.1**	6.8	**68.4**	48.8
Non-regulated and Parent	**6.9**	1.4	**--**	0.3	**6.9**	1.7
Earnings from continuing operations	**72.2**	43.4	**3.1**	7.1	**75.3**	50.5
Earnings from discontinued operations	**1.3**	--	**--**	--	**1.3**	--
	$73.5	$43.4	**$3.1**	$7.1	**$76.6**	$50.5

Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended Mar. 31,	
	2011	2010
	(dollars in millions)	
Operating revenues:		
Utility:		
Electric	**$620.3**	$604.9
Gas	**229.0**	224.9
Other	**16.7**	17.6
Non-regulated	**79.0**	42.8
	945.0	890.2
Operating expenses:		
Utility:		
Electric production fuel and energy purchases	**194.0**	210.4
Purchased electric capacity	**57.8**	63.3
Electric transmission service	**73.6**	62.3
Cost of gas sold	**156.4**	156.4
Other operation and maintenance	**160.6**	150.5
Non-regulated operation and maintenance	**69.9**	38.2
Depreciation and amortization	**78.8**	74.4
Taxes other than income taxes	**26.1**	25.7
	817.2	781.2
Operating income	**127.8**	109.0
Interest expense and other:		
Interest expense	**40.6**	40.7
Equity income from unconsolidated investments, net	**(9.9)**	(9.8)
Allowance for funds used during construction	**(3.1)**	(3.9)
Interest income and other	**(0.8)**	(0.8)
	26.8	26.2
Income from continuing operations before income taxes	**101.0**	82.8
Income taxes	**22.6**	34.7
Income from continuing operations, net of tax	**78.4**	48.1
Income from discontinued operations, net of tax	**1.3**	--
Net income	**79.7**	48.1
Preferred dividend requirements of subsidiaries	**6.2**	4.7
Net income attributable to Alliant Energy common shareowners	**$73.5**	$43.4

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	Mar. 31, 2011	Dec. 31, 2010
	(in millions)	
ASSETS:		
Property, plant and equipment:		
Utility plant in service, net of accumulated depreciation	$6,226.8	$6,023.9
Utility construction work in progress	178.5	310.0
Other property, plant and equipment, net of accumulated depreciation	418.1	396.7
Current assets:		
Cash and cash equivalents	126.1	159.3
Other current assets	850.9	933.4
Investments	292.2	289.2
Other assets	1,307.9	1,170.4
Total assets	$9,400.5	$9,282.9
CAPITALIZATION AND LIABILITIES:		
Capitalization:		
Alliant Energy Corporation common equity	$2,920.5	$2,893.6
Cumulative preferred stock of subsidiaries, net	245.1	243.8
Noncontrolling interest	2.0	2.0
Long-term debt, net (excluding current portion)	2,703.6	2,703.4
Total capitalization	5,871.2	5,842.8
Current liabilities:		
Current maturities of long-term debt	1.3	1.3
Commercial paper	32.4	47.4
Other current liabilities	745.2	818.0
Other long-term liabilities and deferred credits	2,750.4	2,573.4
Total capitalization and liabilities	$9,400.5	$9,282.9

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended Mar. 31,	
	2011	2010
	(in millions)	
Cash flows from operating activities	$261.3	$189.2
Cash flows used for investing activities:		
Construction and acquisition expenditures:		
Utility business	(229.4)	(222.6)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	(7.7)	(6.7)
Other	3.8	(2.9)
Net cash flows used for investing activities	(233.3)	(232.2)
Cash flows (used for) from financing activities:		
Common stock dividends	(47.1)	(43.6)
Net change in short-term borrowings	(15.0)	160.3
Payments to retire long-term debt	--	(100.0)
Other	0.9	(8.8)
Net cash flows (used for) from financing activities	(61.2)	7.9
Net decrease in cash and cash equivalents	(33.2)	(35.1)
Cash and cash equivalents at beginning of period	159.3	175.3
Cash and cash equivalents at end of period	$126.1	$140.2

KEY FINANCIAL STATISTICS

	Mar. 31, 2011	Mar. 31, 2010
Common shares outstanding (000s)	**110,942**	110,768
Book value per share	**$26.32**	$25.05
Quarterly common dividend rate per share	**$0.425**	$0.395

KEY OPERATING STATISTICS

	Three Months Ended Mar. 31,	
	2011	2010
Utility electric sales (000s of MWh)		
Residential	**2,024**	2,040
Commercial	**1,533**	1,520
Industrial	**2,712**	2,639
Retail subtotal	**6,269**	6,199
Sales for resale:		
Wholesale	**843**	863
Bulk power and other	**472**	416
Other	**38**	40
Total	**7,622**	7,518
Utility retail electric customers (at Mar. 31)		
Residential	**842,297**	841,768
Commercial	**135,866**	135,418
Industrial	**2,907**	2,863
Total	**981,070**	980,049
Utility gas sold and transported (000s of Dth)		
Residential	**14,101**	13,903
Commercial	**9,091**	8,347
Industrial	**1,446**	1,207
Retail subtotal	**24,638**	23,457
Transportation / other	**13,974**	13,896
Total	**38,612**	37,353
Utility retail gas customers (at Mar. 31)		
Residential	**366,884**	366,290
Commercial	**45,620**	45,658
Industrial	**540**	557
Total	**413,044**	412,505

Margin increases from impacts of weather on demand compared to normal weather:

	Three Months Ended Mar. 31,	
	2011	2010
	(in millions)	
Electric margins	**$4**	$2
Gas margins	**3**	2
Total weather impact on margins	**$7**	$4

	Three Months Ended Mar. 31,		
	2011	2010	Normal [a]
Heating degree days (HDDs)			
Cedar Rapids, Iowa (IPL)	**3,590**	3,679	3,382
Madison, Wisconsin (WPL)	**3,676**	3,455	3,490

[a] HDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical HDDs.